UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-23000

MOQIZONE HOLDING CORPORATION (Exact name of registrant as specified in its charter)

7A-D Hong Kong Industrial Building
444-452 Des Voeux Road West
Hong Kong
852 34434384
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
Series A preferred, par value $.001; Series B Preferred, par value $.001; and Series C Preferred, par value $.001;
 (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share:	148
Series A Preferred, par value $.001 per share Series B Preferred, par value $.001 per share Series C Preferred. Par value $.001 per share	7 0 6

        Pursuant to the requirements of the Securities Exchange Act of 1934 Moqizone Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2011	By:	/s/ Lawrence Cheung
Lawrence Cheung Chief Executive Officer